UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 7, 2022

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In the Matter of

District Metals Corp.	**ORDER DECLARING REGISTRATION**
Suite 907	**EFFECTIVE PURSUANT TO SECTION 12(g)**
1030 West Georgia Street	**OF THE SECURITIES EXCHANGE ACT OF**
Vancouver, British Columbia	**1934, AS AMENDED**
V6E 2Y3	

File No: 000-56373

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District Metals Corp. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common shares.

District Metals Corp. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief